Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Bank of New York Mellon Employee Benefits Committee

Retirement Savings Plan of BNY Securities Group:

We consent to the incorporation by reference in the registration statement (no. 333-144216) on Form S-8 of The Bank of New York Mellon Corporation of our report dated June 30, 2008 with respect to the statement of net assets available for benefits of the Retirement Savings Plan of BNY Securities Group as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the Retirement Savings Plan of BNY Securities Group.

/s/KPMG LLP

KPMG LLP

New York, NY

June 30, 2008